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                                                                    Exhibit 99.5

                    [TRIDENT INTERNATIONAL, INC. LETTERHEAD]



May 28, 1998


Elaine Pullen
President and CEO
Trident International, Inc.
1114 Federal Road
Brookfield, CT 06804


Dear Ms. Pullen:

Following development of details for employment arrangements with Leo Gagne, a few minor clarifications were found desirable for his formal agreement, a number of which apply to the text of your own 11/1/97 agreement. This letter will confirm these clarifications and related discussions with you.

1. Any reassignment under paragraph 6.D.(iii) must not be in the ordinary course of temporary and customary relocation for management tasks similar to those presently performed by you, and must be for a period of more than four (4) continuous months, in order to be considered Involuntary Termination.

2. The assignment of Trident's rights under your agreement as provided for in paragraph 6.F.(iv) must substantially alter, impair, or otherwise negatively affect its provisions customarily considered beneficial to you, to constitute a Change of Control.

3,       Payment to you upon your voluntary leaving the Company, or upon the expiry or termination of your agreement in the ordinary course where there has been no Change in Control, is limited to the one-year's Compensation payable pursuant to Schedule A, paragraph 3, except where there has been a Change in Control then any and all unexercised Options held by you shall become fully vested.

4. You will not ordinarily serve on the Board of Directors of any for-profit organization during your term of employment or your one year non-compete period, without the consent of the Trident Board of Directors. This would be evidenced by an additional clause (5) in Schedule B, paragraph A, and inclusion of reference to a board position in paragraph 4 of the main text of your agreement, which allows the Trident Board to give you a waiver of your non-compete obligation under appropriate circumstances.



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If this reflects your understanding of the appropriate clarifications as discussed with you, please countersign the enclosed copy of this letter and return it to me.


Sincerely,



/s/ Michael K. Lorelli                            5/30/98
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Michael K. Lorelli
Director



Accepted by:


/s/ Elaine A. Pullen                              6/1/98
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Elaine A. Pullen
President